August 15, 2017

TSX: SAM

STARCORE ANNOUNCES

1st Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (the “Company”) announces production results for the first quarter of fiscal 2018, ended July 31, 2017, at its San Martin Mine (“San Martin”) in Queretaro, Mexico and the Altiplano Gold Silver Processing Facility (“Altiplano”) in Matehuala, Mexico.

During Q1 at San Martin, a total of 69,753 tonnes was milled at an average grade of 1.97 g/t gold and 12.6 g/t silver resulting in the production of 3,888 gold equivalent ounces. Mill recoveries averaged 85.0% for gold and 51.2% for silver. Equivalent gold ounce calculation is based on the average gold:silver ratio of 74.9:1 during the quarter.

During Q1 the Altiplano Facility received approximately 37.21 tonnes of concentrate and 24.2 tonnes of slag containing approximately 150 ounces of gold and 25,525 ounces of silver. During the quarter ended July 31, 2017, Altiplano sold 223 ounces of gold and 21,000 ounces of silver.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

1

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.